September 18, 2012

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Mr. Kevin Rupert

Re: Security Equity Fund (File No. 811-01136) (the “Registrant”)

Ladies and Gentlemen:

On behalf of the Registrant, we are transmitting for filing pursuant to Rule 14a-6 under the Securities Act of 1934 (“1934 Act”) a definitive proxy statement, form of proxy and other soliciting materials (“Proxy Materials”) relating to a Special Joint Meeting of Shareholders of the All Cap Value Fund, a series of the Registrant (the “Fund”). No fees are required with this filing.

The Registrant wishes to respond by this letter to comments of the U.S. Securities and Exchange Commission (“SEC”) staff on the preliminary Proxy Materials filed pursuant to Rule 14a-6 under the 1934 Act on September 10, 2012. The comments were conveyed orally by Mr. Rupert of the Division of Investment Management (the “Division”) via telephone to Julien Bourgeois at Dechert LLP on September 13, 2012.

Throughout this letter, capitalized terms have the same meaning as in the Proxy Materials, unless otherwise noted. A summary of the SEC staff’s comments, followed by the responses of the Registrant, is set forth below:

1.	Comment: Please include standard Tandy representation language in your transmittal letter for your upcoming filing.

Response: The Registrant agrees to make the following representations:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws.

2.	Comment: Please include a statement regarding the tax consequences that shareholders who hold their shares of the Fund in retirement accounts may experience as a result of the proposed liquidation.

Response: We have included the following statement on page 3 as the fourth paragraph in the section titled “Material Federal Income Tax Consequences” in response to this comment:

“Distributions from a tax-qualified plan or individual retirement account, as a result of the liquidation, may have adverse tax consequences to shareholders. Exchanging shares of the Fund for another investment option prior to the liquidation may avoid these consequences. Shareholders should discuss the impact, if any, of the liquidation with their tax adviser.”

3.	Comment: Please include a statement of the potential consequences if shareholders of the Fund do not approve the proposed Plan of Liquidation.

Response: We have included the following statement on page 4 at the end of the section titled “Evaluation by the Board” in response to this comment:

“If the shareholders of the Fund do not approve the Plan, the Board will determine what, if any, additional action should be taken. Such action could include a merger of the Fund into another fund or series, or a change of investment program for the Fund.”

Please call Julien Bourgeois at Dechert LLP at 202.261.3451 with any questions or comments regarding this letter, or if he may assist you in any way.

Very truly yours,

/s/ Amy J. Lee
Amy J. Lee
Security Equity Fund
Vice President and Secretary